FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of
the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5

1. Name and Address of Reporting Person* Crandall, J. Taylor	2. Issuer Name and Ticker or Trading Symbol Washington Mutual, Inc. (WM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 201 Main Street, Suite 3100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 29, 2002
(Street) Fort Worth, Texas 76102		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, no par value	11/29/02		J (1)		425,000	D	N/A (1)	859,774 (3)	D
Common Stock, no par value	11/29/02		J (2)		775,000	A	N/A (2)	775,000	I	By: Oak Hill Strategic Partners, L.P. (4)
Common Stock, no par value	N/A		N/A	N/A	N/A	N/A	N/A	2,337,504 (5)	I	By: Acadia Partners, L.P. (6)
Common Stock, no par value	N/A		N/A	N/A	N/A	N/A	N/A	31,775	I	By: Acadia MGP, Inc. (6)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
SEE CONTINUATION SHEET	By: /s/ J. Taylor Crandall J. Taylor Crandall **Signature of Reporting Person	December 2, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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CONTINUATION SHEET TO FORM 4

Name and Address of Reporting Person:	J. Taylor Crandall 201 Main Street, Suite 3100 Fort Worth, Texas 76102

Issuer Name and Ticker or Trading Symbol:	Washington Mutual, Inc. (WM)
Date of Event Requiring Statement:	November 29, 2002

Explanation of Responses:

(1) On November 29, 2002, the Reporting Person contributed 425,000 shares of the Issuer's common stock to a partnership in exchange for partnership interests.

(2) On November 29, 2002, Oak Hill Strategic Partners, L.P. (the "Partnership") acquired an aggregate of 775,000 shares of the Issuer's common stock as contributions in exchange for the issuance of partnership interests.

(3) Includes 124,713 shares (adjusted for stock splits) held in escrow for the benefit of Keystone Holdings Partners, L.P. ("KH Partners") and its transferees pursuant to the merger agreement dated July 21, 1996, as amended November 1, 1996, by and among the Issuer, KH Partners, Keystone Holdings, Inc. and certain of its subsidiaries (the "Merger Agreement"). Pursuant to the Merger Agreement, 11,682,000 shares of the Common Stock (adjusted for stock splits) were placed in escrow pending the outcome of certain litigation between Keystone Holdings, Inc. and the United States of America. Pursuant to the escrow, KH Partners and its transferees have the sole right to vote such Common Stock while it is in escrow. J. Taylor Crandall ("Crandall"), as a limited partner of KH Partners, may be deemed to be the beneficial owner of such shares of the Common Stock as to which voting rights have been distributed to him. The reporting of the escrow shares shall not be deemed an admission that the Reporting Person has a pecuniary interest therein.

Also includes 29 shares (rounded to the next whole share) received from reinvested dividends in the Washington Mutual Equity Incentive Plan (as amended and restated as of January 16, 2001) and not previously reported.

(4) The Reporting Person is the sole shareholder of Strategic Genpar, Inc., which is the sole general partner of FW Strategic Asset Management, L.P., which is the sole general partner of the Partnership, which is the direct beneficial owner of 775,000 shares of the common stock of the Issuer reported herein. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of the shares beneficially owned by the Partnership only to the extent of the greater of his direct or indirect interest in the profits or capital account of the Partnership. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities beneficially owned by the Partnership in excess of such amount.

(5) Represents shares held in escrow for the benefit of KH Partners and its transferees pursuant to the Merger Agreement (see footnote 3 above). KH Partners has distributed such voting rights to its partners in accordance with their sharing percentages, and Acadia Partners, L.P. ("Acadia"), as a limited partner of KH Partners, may therefore be deemed to be the beneficial owner of such shares of the Common Stock as to which voting rights have been distributed to it.

(6) Crandall is the president and sole stockholder of Acadia MGP, Inc. ("Acadia MGP"), which is the managing general partner of Acadia FW Partners, L.P. ("Acadia FW"), which in turn is the sole general partner of Acadia. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Act, Crandall is deemed to be the beneficial owner of the shares beneficially owned by Acadia and Acadia FW only to the extent of the greater of his direct and indirect interest in the profits or capital account of Acadia and Acadia FW. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that any of Crandall, Acadia MGP, or Acadia FW is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Acadia in excess of such amount.